UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MARCH 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Report on Disposal of Treasury Shares

From February 4, 2026 to March 25, 2026, SK Telecom Co., Ltd. (the “Company”) disposed of a portion of its treasury shares.

1.	Report on Disposal

A.	Date of the Report of Decision on Disposal of Treasury Shares (the “Initial Report”): January 28, 2026 (Please refer to the current report on Form 6-K furnished by the Company on January 28, 2026.)

B.	Period of Disposal: February 4, 2026 – March 25, 2026

C.	Type and Number of Disposed Shares: 71,726 common shares

2.	Details of Disposal

Date(1)	Type	Number		Disposal Price per Share (Won)(2)	Aggregate Disposal Price (Won)(2)	Recipient of Shares	Investment Brokerage Agent
		Order	Disposed
March 26, 2026	Common shares	8,630	8,630	80,000	690,400,000	Officers and employees	SK Securities Co., Ltd.
February 27, 2026	Common shares	2,503	2,503	79,800	199,739,400	Officers and employees	SK Securities Co., Ltd.
February 12, 2026	Common shares	1,150	1,150	78,000	89,700,000	Officers and employees	SK Securities Co., Ltd.
February 4, 2026	Common shares	2,338	2,338	77,900	182,130,200	Officers and employees	SK Securities Co., Ltd.

Total		14,621	14,621		1,161,969,600

(1)

Refers to the actual date on which treasury shares were transferred as a result of the exercise of stock options. In accordance with Korean disclosure regulations, the period of disposal set forth in the Initial Report covers the period from the first date on which treasury shares were delivered upon exercise of stock options (granted pursuant to a resolution of the same general meeting of shareholders or the board of directors) until the end of the exercisable period.

(2)	Based on the market closing price on the date of the disposal.

3.	Discrepancy with the Initial Report

The actual number of disposed shares was 14,621 common shares, compared to 71,726 common shares that were estimated to be subject to disposal as set forth in the Initial Report.

This report concerns the disclosure of disposal of treasury shares due to the exercise of stock options granted at the annual general meeting of shareholders held in 2021 (the “2021 Annual General Meeting of Shareholders”). In accordance with Article 5-9 of the Regulation on Securities Issuance and Disclosure, the number of treasury shares to be disposed of includes all stock options granted at the 2021 Annual General Meeting of Shareholders, excluding those that have expired.

As all stock options exercised were settled using the “compensation in treasury shares for the difference in price” method, the Company transferred treasury shares equivalent in value to the difference between the exercise price and the closing market price on the exercise date (after deducting applicable withholding amounts including taxes).

As a result, a discrepancy arose between the number of shares estimated to be subject to disposal as set forth in the Initial Report and the actual number of disposed shares.

4.	Treasury Shares Held after the Disposal (as of March 27, 2026)

							(units: in millions of Won or percentages)
Type	Direct Acquisition (A)			Acquisition through Broker (B)			Total (A + B)
	Number of Shares	Percentage of Total Shares	Value	Number of Shares	Percentage of Total Shares	Value	Number of Shares	Percentage of Total Shares	Value
Common Shares	1,789,157	0.83	87,988				1,789,157	0.83	87,988

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By: /s/ Taehee Kim

(Signature)
Name:	Taehee Kim
Title:	Vice President

Date: March 30, 2026